Offering Statement

April 28, 2017

CPAY LLC

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

cPay LLC

$100,000 in Convertible Promissory Notes
$1,000.00 per Note

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this investment memorandum. See "Risk Factors" for information to be considered by prospective investors.

cPay LLC, a Nevada limited liability company, holds the rights to an electronic *dual payment system* built using Ethereum blockchain technology. cPay's technology facilitates electronic payments and introduces new payment solutions for financial institutions, merchants and consumers, which are currently in particular demand in the legal cannabis industry. The Company will use the proceeds from this offering to secure financial industry partners and regulated merchants in each state where medical or adult-use cannabis laws have been enacted, with an initial focus on Oregon, Washington, California and Colorado.

The lack of banking services puts the cannabis industry at a disadvantage, and the inability of consumers to pay with their existing credit and debit cards reduces sales and limits business. The cPay *dual payment system* can help solve this problem by allowing cannabis merchants to accept cPay electronic payments without violating the terms of their agreements with credit card companies. Customers can register their existing payment cards, and the cPay *dual payment system* allows them to instantly purchase digital eDollars as needed from a U.S. financial Institution, which are cryptographically signed receipts or proxies for dollars on deposit within a U.S. regulated financial institution. Customers then seamlessly complete payment to the merchant using their eDollars within 2/1,000ths of a second. cPay merchants agree to accept eDollars for goods and services, and can spend them within the state, pay their suppliers, and pay their taxes, while excess eDollars can be converted back into a cash deposit in the merchant's bank account usually within 5 minutes or less. Merchants, customers and participating financial institutions enjoy the security, speed and low-cost of the blockchain to automate compliant payments. cPay is a decentralized digital currency issuing software service that enables financial institutions to extend their existing infrastructure into the cloud, throughout the internet and onto mobile devices safely and securely at no additional cost.

cPay is offering a total of $100,000 worth of convertible promissory notes (the "Notes"). The Notes will be paid, together with accrued interest, on the earlier of December 31, 2020 or a change of more than 50% control or ownership of the Company. In the event that prior to such date the Company raises capital in excess of $5,000,000, the balance of the Note will convert into equity of the Company at a discount or conversion rate of 85% of the price per membership unit in such financing. The Company may prepay the Notes in full, provided it pays the investor a Prepayment Premium equal to 20% of the balance of the Notes. The Offering Deadline is April 20, 2018.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

For purposes of this section, the terms "we," "us," and "our" refer to cPay LLC (the "Company"), and the term "you" refers to Purchaser. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Note. Each of the risks identified below could have a material adverse effect on your investment in the Note and may result in the loss of your entire investment.

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Note, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment.

No person has been authorized to give any information or to make any representation other than those contained in this memorandum. You should not rely on any information or representations other than those contained in this Offering Statement.

Company Risks

1. <u>We have a limited operating history</u>. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital-raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

2. <u>Our ability to repay the Note is dependent on the success of the cPay business plan</u> We will be able to repay the Note in full only if we are successful in implementing our business plan and securing financial partners. This may be dependent on the Company securing additional funds, and there is no certainty that the Company will be able to secure such funds. Consequently, you may lose your entire investment in the Note.

3. <u>We have no financial statements</u>. We are a new company, and as such, we have no actual financial statements. Consequently, your ability to assess our financial condition, our results of operations, and our cash flow is severely limited. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Note.

4. <u>We do not own the technology used for our electronic transactions</u>. cPay licenses the technology employed for the financial transactions described herein from Etheric, Inc., our affiliate, which is an Oregon corporation. While cPay holds an exclusive license to the technology for cannabis-related transactions, a loss of this license could have a materially adverse effect on the Company.

5. <u>Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only</u>. Any financial projections that may have been disclosed to you were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

6. <u>We may need to raise additional financing</u>. Our ability to implement our business plan may depend on our ability to obtain additional financing in the future. We intend to borrow additional funds from persons on terms that are substantially similar to the terms of the Note, as well as raising additional funds through the issuance of equity and senior debt. However, we cannot assure you that we will be able to do this or that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from your loan and on the cash flow, if any, from our operations, which may not be sufficient.

7. <u>Our success depends on the skills and expertise of Jon Underwood ("Executive Team")</u>. Our success substantially depends on the skills, talents, abilities, and continued services of the Executive Team. There is no guarantee that Executive Team will manage our business successfully. We do not carry life or disability insurance on the Executive Team. The loss of the services of the Executive Team, for any reason, may have a material adverse effect on your investment.

8. <u>You will not have any right to control management</u>. You will be a creditor of the Company without any right to control the management of the Company. Jon Underwood in his capacities as our manager will have complete control over all of the decisions related to our business. Jon Underwood could cause the Company to take actions over your objections. Additionally, Jon Underwood will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

9. <u>There will be significant restrictions on your ability to assign the Note</u>. The Note is nonnegotiable, and you may not assign the Note to any person. Additionally, federal and state securities laws may place additional restrictions on your ability to transfer your units. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should purchase the Note only if you are prepared to hold the Note for an indefinite period of time, or at least until the maturity date of the Note.

10. <u>This offering has not been reviewed or approved by the government</u>. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this memorandum, including these Risk Factors. Further, no government agency or authority will review or approve any of the documents provided to you if the Note is converted into units of the Company. You are expected to conduct your own review and analysis before deciding whether to purchase the Note.

11. <u>An investment in the Note has tax consequences</u>. The tax consequences of purchasing the Notes may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Note.

12. <u>The company faces potentially significant IP risks</u>. The cPay system is not currently patented, we have not evaluated any patent issues, and we are not confident that it can be patented. It is possible that someone else has already patented parts or all of our solution, although we have no knowledge of this at this point in time. Investors should not expect cPay will be patented, or free from patent issues. This also means other companies may try to replicate our technology solution.

13. <u>The company is vulnerable to any detrimental changes in the law or regulatory environment.</u> There are numerous potential risks associated with the conflict between federal law and state law. cPay only processes cannabis payments in states that have made cannabis legal, and for state licensed merchants. However, cannabis remains illegal under federal law, which can have a significant adverse material impact on the company's resale value. If federal priorities change significantly as outlined under the Department of Justice's 'Cole Memorandum,' even though the company does not touch product and does not touch cash, we could face adverse legal actions, including but not limited to money laundering or other banking regulations. If cannabis is made legal under federal law, it could have a significant adverse material impact on the company's cash flow, although our business plan has what we believe to be a viable a contingency plan ot continue operations as a mobile payment and online micro-payment network.

14. <u>The company faces risks if adoption is too slow, or members demonstrate low usage</u>. If *cPay* is not able to attract a sufficient numbers of members, or the members who join fail to use the system regularly, the company may not be able to earn enough revenue to sustain a full team needed for operation or expansion. Ongoing operational and technical costs are relatively low, so the system could potentially run with minimal oversight and costs, but some expenses will always be needed, and lack of usage creates lack of revenue

15. <u>The company faces risks if not enough banks or credit unions partner with us</u>. Although the Company technically only needs one financial institution per state, our ideal model is to partner with as many financial institutions as possible. If we are not able to secure enough financial institution partners, we may need to take advantage of the Office of the Comptrollers' proposed Special Purpose National Bank Charters, but these rules are not yet finalized and may not be under the Trump administration. Our inability to secure a financial partner would have a materially adverse effect on the Company.

OFFERING

cPay, LLC, Nevada limited liability company ("<u>Issuer</u>"), is offering up to $100,000 in convertible promissory Notes (the "<u>Notes</u>") in a minimum amount of $1,000 and increments of $500.00, the proceeds of which will be used to develop and commercialize the cPay technology, secure the intellectual property associated therewith, and for general purposes. The Notes bear simple interest at a rate of twenty percent per annum, which will accrue until the earlier of December 31, 2020 or conversion of the Notes. The Notes are general obligations of the Issuer. The Notes will convert in to equity of the Issuer upon a subsequent financing of the Issuer of $5 million dollars, with the Notes converting into equity at a discount of 15% to the price of the units offered in such round.

The offering deadline is April 20, 2018 ("Offering Deadline"); if the target offering amount of $100,000 (the "Target Amount") is not achieved by the Offering Deadline (and the Issuer does not extend the Offering Deadline), purchase commitments will be canceled and retuned. The Issuer will accept purchases in excess of the Target Amount and sell Notes up to an aggregate Offering amount of $1,000,000.

USE OF PROCEEDS

The Company controls, via an exclusive license agreement with Etheric, Inc., a dual payment technology that employs the blockchain to facilitate electronic digital payments using eDollars, which are digital dollars backed by U.S. dollars (generally, the "cPay Technology"). The Issuer will use the proceeds from the sale of the Notes to (a) implement the cPay Technology in states with active legal cannabis markets, including Washington, Oregon, California, and Colorado; (b) secure the intellectual property of the cPay Technology, and (c) fund corporate operations.

ABOUT THE ISSUER

The Issuer is a limited liability company organized under the laws of the State of Nevada, and was formed for the sole purpose of implementing the cPay Technology.

The Issuer is:

- Organized under the laws of the State of Nevada.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company has no directors. The Issuer's sole member is Jon Underwood. The Issuer's Manager is Jon Underwood (*see "About the Founder" below*).

ABOUT THE TECHNOLOGY: CPAY IS AN ETHEREUM DAPP

cPay is a Decentralized Application, called a DApp, built on top of the Ethereum Blockchain. Blockchain technology is poised to fundamentally transform how we store and exchange digital assets, and the Ethereum blockchain has native smart contracts, making it the most advanced blockchain technology for business. Microsoft, Intel, IBM, Wall Street and over 50 of the world's leading banks are piloting new Blockchain solutions, and some are calling it 'email for money' and the most important technological innovation since the internet.

cPay uses mobile phones and Ethereum blockchain technology to digitize the U.S. Dollar and create *eDollars*, a new Digital Currency for the mobile age that is a cryptographically signed receipt or digital proxy for a U.S. Dollar on deposit in a U.S. financial institution. The cPay dual payment system enables consumers to register their existing credit and debit cards, and then use the cPay dual payment system to quickly and easily complete in-store or online payments, including for cannabis products. The cPay technology system has nothing to do whatsoever with bitcoin, and does not require the consumer to pre-load their online account or a gift card. cPay is an instant, on-demand payment system and long run, a new payment network.

cPay and eDollars are powering a new, highly secure, low-cost global payment network, designed to replace the outdated, insecure and very expensive Visa, MasterCard, American Express and Discover Plastic Payment card system. And with cPay, merchants are paid instantly, and can withdraw cash from their ATM or bank account within 3-5 minutes, not 3-5 days.

Ethereum blockchain technology gives communities the rare opportunity to update and redefine the global payments infrastructure and operating system so it serves local merchants and local communities. cPay is launching BioRegional Permissioned Blockchains which are essentially networks of HUBs that run regional DApps, and are optimized for Financial transactions. cPay is harnessing this major technical innovation to serve main street instead of wall street.

ABOUT THE STRATEGY

cPay is striving to be the fastest, safest, easiest to use instant payment solution for the cannabis industry. In order to achieve our goals, we work closely with state chartered financial institutions, who are not regulated by federal agencies that abide by and enforce federal law. Our value proposition to state chartered financial institutions is that cPay gives them the transparency and accountability they need to comfortably offer deposit accounts and financial services to cannabis merchants. cPay also lowers operational costs by reducing fraud and automating payment processes via the blockchain, and increases revenue for participating financial institutions. Cannabis payments deliver high revenue per transaction, and we plan to reinvest these proceeds to maximize growth. Our value proposition for cannabis merchants is that we enable customers to use their existing payment cards, and data shows customers who use plastic spend more per visit, and visit more often due to increased convenience.

We are extremely focused on servicing the cannbis industry as we have a competitive advantage, but once we saturate the cannabis industry nationwide, and build out a national cannabis payment network to serve as our new payment network backbone, our plan is to move horizontally into the Small and Medium Enterprise (SME) market, and offer cPay at all main street and home town merchants. This makes eDollars more useful, and more merchants will spend their eDollars at other merchant locations rather than simply convert them back into cash deposits. Our pricing reflects this strategy, as we keep initial payment costs as low as possible to reduce barriers and increase merchant adoption, while focusing long run on developing secondary transactions, which have lower costs and higher margins.

As we offer our services to SMEs, this will help attract new financial institution members, many of whom will not service cannabis merchants. Every customer of every financial institution can complete payments using only their phone, without using their debit or credit card, and without using the Visa, Mastercard, American Express, Discover, ACH, Star or Pulse networks, etc., as cPay runs transaction over our own cooperatively run permissioned blockchain. In this way, cPay is an entirely new payment network, and cannabis helps fund initial growth, but cPay is always planning on becoming a national payment network to replace plastic cards. In this way, we are prepared for the day when cannabis becomes legal, cannabis payments become highly competitive, costs are greatly reduced and margins shrink. If and when this happens, we immediately pivot and accelerate our push into the SME market, while continuing to service our cannabis merchant portfolio.

We envision merchant acquisition primarily through digital means, and offering strong financial incentives for merchant acquisition to our channel partners, rather than building a 'boots on the ground' national salesforce. We believe we can service the entire nation from a central office with less than 40 employees, with regional leaders managing each state. The value proposition for SMEs is that we allow consumers to register their credit and debit cards and then complete payments instantly at the Point of Sale (POS).

The value proposition for consumers is that cPay is faster, safer, more secure, and 1% of every purchase goes to the nonprofit of the customers' choice.

ABOUT THE FOUNDER

The Founder of cPay LLC, Jon Underwood, is a former member of the Pacific Stock Exchange, where he had his own firm and worked as a market maker and derivatives trader, giving him a deep understanding into global finance and the workings of Wall Street. He is also the former CEO of a Venture Capital financed rewards marketing company. In 2011, Jon won the San Francisco HUB Ventures Social Impact Competition for his innovative ideas on developing new structural sources of nonprofit funding. He was then invited to be a speaker at the National Slow Money Conference in San Francisco, where he outlined his thoughts in a talk entitled *The Future of Money.*

In 2013, Jon was invited to participate as a stakeholder in the Federal Reserve Faster Payments working group. Jon worked for a year developing an in-store mobile wallet and mobile payments pilot with over 2,000 banks, where he developed a detailed understanding of the technical backbone of multiple national and international payments networks. Jon attended the Open Source Conference in Portland in 2015 (OSCON), and learned in detail about one of the world's most intriguing new software innovations, the Ethereum Blockchain, which launched in late July, 2015. Jon began learning and working with some of the nation's leading Ethereum developers, and realized it was a major technical innovation that could automate and leapfrog existing payment infrastructure. Some influential leaders are calling blockchain 'email for money,' and think it will do for business what the App store did for consumers. With Jon's advanced understanding of currency mechanics and mobile payments, he realized that he could encode his expertise, ideas, and community values into the DNA of a local digital currency, called *eDollars,* and build a payment platform that would support and enhance community life, and *cPay* was born. Jon holds a BA in Economics from U.C. Berkeley, and an MBA in Sustainable Business from Marylhurst University.

For more information on cPay, please see our website at www.cpay.us

TERMS OF THE OFFERING

SUMMARY OF PRINCIPAL TERMS FOR
CONVERTIBLE PROMISSORY NOTES

THIS SUMMARY OF PRINCIPAL TERMS ("TERM SHEET") SUMMARIZES THE PRINCIPAL TERMS OF A PROPOSED ISSUANCE OF CONVERTIBLE PROMISSORY NOTES AND DOES NOT CONSTITUTE ANY BINDING OBLIGATION OF THE PARTIES. THE TERMS OF ANY PURCHASE AND SALE OF CONVERTIBLE PROMISSORY NOTES ARE SUBJECT TO THE TERMS OF DEFINITIVE DOCUMENTS EXECUTED BY THE PARTIES. THIS TERM SHEET DOES NOT CONSTITUTE EITHER AN OFFER TO SELL OR AN OFFER TO PURCHASE SECURITIES.

Issuer	cPay, LLC., a Nevada limited liability company (the "Company"),
Securities to be Issued	Convertible Promissory Notes (each, a "Note")
Target Amount	$100,000.00, with oversubscriptions of up to $1,070,000.00
Minimum Investment Amount	$1,000 minimum investment
Use of Proceeds	Develop and secure the cPay Technology described in the Offering Statement.
Interest	20% per annum. Interest shall be simple interest accruing but unpaid, until repayment or conversion of the Note.
Maturity Date	If not earlier converted as described above, principal and accrued interest on the Note will be due and payable on the earlier of (i) the third anniversary of the closing, or (ii) a Change of Control (the "Maturity Date").
Conversion upon Qualified Equity Financing	In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells units (the "New Units") with an aggregate sales price of not less than $5 million in cash, excluding any and all notes which are converted into New Units (including the Notes issued under the Purchase Agreement), and with the principal purpose of raising capital (a "Qualified Equity Financing"), then, all of the outstanding principal amount and accrued interest under the Notes shall be convertible at the option of the Investor into shares of the Capital Stock at a price that reflects a twenty percent (15%) discount (the "Conversion Discount") to the price per share of membership units ("New Units") in such Qualified Equity Financing (the "Financing Conversion"). The Company shall give the Investors not less than fifteen (15) days advance written notice of any Qualified Equity Financing. The units issued pursuant to a Financing Conversion will be subject to the same terms as the New Units. Upon satisfaction of the conditions set forth above, the Note shall be deemed converted and of no further force and effect.
Change of Control	The Company will give the Investor not less than fifteen (15) days advance written notice of any Change of Control.
Prepayment	The Note may be prepaid upon payment of principal, accrued interest, and a prepayment premium of twenty-five percent (20%) of the principal balance of the Note.

Information Rights	The Company will provide the Investors reports as required under Regulation Crowdfunding.
Expenses	The Company and the Holders will each bear their own legal and other expenses with respect to the transactions contemplated by this Term Sheet.
Other	The Notes are being offered under Section 4(a)(6) of the Securities Act of 1933 (the "Act") and Regulation Crowdfunding, and are thus exempt from registration under the Act This Term Sheet is intended as an outline of certain of the material terms of the Notes and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions that will be contained in a Note Purchase Agreement, the Note and the other definitive documents. Prospective note purchaser should review the Offering Statement and the Risk Factors.

LEGAL MATTERS

The Notes have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Nonnegotiable Promissory Note may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of any Note acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Note Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer is represented by Emerge Law Group, P.C. in connection with this Offering. Emerge Law Group P.C. does not represent any investor and nothing herein shall be construed as providing legal advice.

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on CannaCrowd.fund.